

05044915

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 20734

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
NOV 2 8 2005
BRANCH OF REGISTRATIONS AND EXAMINATIONS

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/1/04 (MM/DD/YY) AND ENDING 9/30/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Dart, Papesh + Co Inc

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

BEST AVAILABLE COPY

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Flegal + Tibbitts

(Name — *if individual, state last, first, middle name*)

(Address) (City) (State) Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 0 3 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Rec'd 11/28/05

12/29/05

SEC 1410 (3-91)

DART, PAPESH & COMPANY, INC.
STATEMENT OF BALANCE SHEET
SEPTEMBER 30, 2005

ASSETS				
Cash	$	332,921		
Accounts receivable		7,450		
Prepaid expenses		5,954		
Property and equipment at cost - net of depreciation		908		
Deferred income tax benefits		1,942	$	349,175
LIABILITIES				
Accounts payable	$	6,353		
Other current liabilities		22,298		
	$	28,651		
Stockholders' equity				
Common stock - $1 par value- authorized 50,000 shares				
Issued and outstanding 10,000 shares	$	10,000		
Retained earnings		310,524		
	$	320,524	$	349,175

NOTES TO FINANCIAL CONDITION

STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

Assets, liabilities, revenues and expenses are recognized on the accrual basis of accounting. Fixed assets are recorded at cost less accumulated depreciation which is computerized principally by the double declining balance method.

NET CAPITAL REQUIREMENTS

As a registered broker-dealer the Company is required to maintain sufficient capital to cover current indebtedness as defined in certain "Net Capital Rules". Specifically, "aggregate indebtness" shall not exceed fifteen times its "net capital" or a net capital ratio of 15 to 1. At September 30, 2005 the Company's net capital ratio was .09 to 1, substantially better than the required 15 to 1. Required "net capital" is $50,000 while actual computed "net capital" was $306,842.

ANNUAL AUDIT REPORT REQUIREMENT

The Firm's most recent annual audit report pursuant to Rule X-17A-5 is available for examination and copying at the Firm's office or at the office of Securities and Exchange Commission in Chicago, Illinois.

REPORT OF CERTIFIED PUBLIC ACCOUNTANT

To Dart, Papesh & Coı

We have examined the financial condition of Dart, Papesh & Company, Inc. as of September 30, 2004 Our examination was made in accordance with auditing standards generally accepted in the United States of America, and accordingly included such tests of the accounting records and such other auditing procedures as we considered necessary in the circumstances.

In our opinion, the statement referred to above presents fairly the financial position of Dart, Papesh & Company, Inc. at September 30, 2005 in conformity with accounting principles generally accepted in the United States of America applied on a consistent basis.

Portage, Michigan

Hegyel & Tibbitts